NEWS RELEASE

Pan American Silver provides an update on the restart of operations at the La Colorada mine
Vancouver, B.C. - October 11, 2023 - Pan American Silver Corp. (NYSE: PAAS) (TSX: PAAS) ("Pan American") today announced that it will commence restarting operations at its La Colorada mine in Mexico on October 16, 2023, following a shift change and the transition from care and maintenance activities. On October 5, 2023, Pan American announced the temporary suspension of operating activities due to security concerns at the mine site and the surrounding area following an armed robbery of two trailers of concentrate from the operation. There were no physical injuries to our personnel in connection with that incident.
Pan American acknowledges and appreciates the rapid response and efforts of the Zacatecas state government and federal authorities in Mexico to improve security in the vicinity of the La Colorada mine and to provide an environment that allows for mine operations to resume. The Mexican authorities have taken steps to facilitate the safe transit to and from the mine site for all the employees, contractors and people from the nearby communities. Pan American and the Mexican authorities will maintain direct communications during the period leading up to the resumption of operations.
Pan American does not expect the temporary suspension of La Colorada to have a material impact to its annual consolidated production and cost guidance for 2023, nor to the targeted timing of late 2023 for the release of the La Colorada Skarn preliminary economic assessment.
About Pan American Silver
Pan American Silver is a leading producer of precious metals in the Americas, operating silver and gold mines in Canada, Mexico, Peru, Bolivia, Argentina, Chile and Brazil. We also own the Escobal mine in Guatemala that is currently not operating, and we hold interests in exploration and development projects. We have been operating in the Americas for nearly three decades, earning an industry-leading reputation for sustainability performance, operational excellence and prudent financial management. We are headquartered in Vancouver, B.C. and our shares trade on the New York Stock Exchange and the Toronto Stock Exchange under the symbol "PAAS".
Learn more at panamericansilver.com.
For more information contact:
Siren Fisekci
VP, Investor Relations & Corporate Communications
Ph: 604-806-3191
Email: ir@panamericansilver.com
Cautionary Note Regarding Forward-Looking Statements and Information
Certain of the statements and information in this news release constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian provincial securities laws. All statements, other than statements of historical fact, are forward-looking statements or information. Forward-looking statements or information in this news release relate to, among other things: the ongoing safety and security of the La Colorada mine site and surrounding area, including transit to and from the mine site, and whether such safety and/or security will improve; the estimated date for restart of operations at the La Colorada mine site; the impact of the theft and the resulting suspension on the business of Pan American, both operationally and financially, including the expectations with respect to any impact on consolidated production and costs; the estimated timing for the release of the La Colorada Skarn preliminary economic assessment and the ability of Pan American to maintain the safety and security of the La Colorada mine site and whether any other such incidents may occur in the future.
These forward-looking statements and information reflect Pan American’s current views with respect to future events and are necessarily based upon a number of assumptions that, while considered reasonable by Pan American, are inherently subject to significant operational, business, economic and regulatory uncertainties and contingencies. These assumptions include: the ability of Pan American to continue to work with state and federal authorities in Mexico in connection with the incident; tonnage of ore to be mined and processed; future anticipated prices for gold, silver and other metals and assumed foreign exchange rates; the timing and impact of planned capital expenditure projects, including anticipated sustaining, project, and exploration expenditures; ore grades and recoveries; capital, decommissioning and reclamation estimates; our mineral reserve and mineral resource estimates and the assumptions upon which they are based; prices for energy inputs, labour, materials, supplies and services (including transportation); and whether Pan American is able to maintain a strong financial

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NEWS RELEASE

condition and have sufficient capital, or have access to capital through our corporate sustainability-linked credit facility or otherwise, to sustain our business and operations; and our ability to comply with environmental, health and safety laws. The foregoing list of assumptions is not exhaustive.
Pan American cautions the reader that forward-looking statements and information involve known and unknown risks, uncertainties and other factors that may cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements or information contained in this news release and Pan American has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: those factors identified under the caption "Risks Related to Pan American's Business" in Pan American's most recent form 40-F and Annual Information Form filed with the United States Securities and Exchange Commission and Canadian provincial securities regulatory authorities, respectively; and those factors identified under the caption "Risks of the Business" in Yamana's most recent form 40-F and Annual Information Form filed with the United States Securities and Exchange Commission and Canadian provincial securities regulatory authorities, respectively. Although Pan American has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended. Investors are cautioned against undue reliance on forward-looking statements or information. Forward-looking statements and information are designed to help readers understand management's current views of our near- and longer term prospects and may not be appropriate for other purposes. Pan American does not intend, nor does it assume any obligation to update or revise forward-looking statements or information, whether as a result of new information, changes in assumptions, future events or otherwise, except to the extent required by applicable law.

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